Filed by Churchill Capital Corp IV

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Churchill Capital Corp IV

Commission File No. 001-39408

Date: February 23, 2021

Cheddar – Interview with Brad Smith and Peter Rawlinson

Cheddar

February 23, 2021

BRAD SMITH: Tesla will soon have a new rival on Wall Street. EV maker Lucid Motors has announced it is going public via a SPAC merger with blank check company Churchill Capital. Lucid will net $4.4 billion in what’s the largest deal yet between a blank check company and an electric vehicle startup. Shares of Churchill Capital falling today, they’re dipping more than 31%, but nevertheless we are blessed to be graced with the presence of Peter Rawlinson, CEO and CTO of Lucid Motors. Peter, always a pleasure to speak with you and congratulations first and foremost on this milestone event for the company, you know in spite of the reaction that we're seeing in the shares, this is one day of a major kind of lead that has a much broader kind of implication for environmental sustainability at a whole. Why was now the right time to take a Lucid Motors public?

PETER RAWLINSON: Well, great to join you, Brad. It's just an appropriate moment in time as we scale the business. We're getting close now to getting the car behind me, the Lucid Air, into production. We are accelerating the progress of Project Gravity. We are initiating our plans to add phase 2 of a factory in Arizona in readiness for Project Gravity. And it was an ideal moment to get endorsement from blue-chip investors that have shown trust and faith in us. We've got a full house, an amazing listing all of the bluest of blue-chip investors, who are in for the long term. And with that, we've got a strong cash position securing our future. And this means an all-American high-tech EV company can really pursue this mission of accelerating the widespread adoption of sustainable mobility.

BRAD SMITH: Certainly. You and I have talked competition in the kind of high value, high-cost segment of this market in the past. I wonder as you look towards some of the same players across the world and across the broader automobile space as they are revving up their own ability to bring vehicles to market how you kind of parse through some of those risk factors and really understand over these next kind of 12 to 18 months what the prospects are for Lucid Motors and being able to continuously produce and outpace some of those competitors as well and bringing vehicles to the market in a more sustainable manner.

PETER RAWLINSON: Indeed. We're aiming at the luxury markets overtly targeting Mercedes S-Class. But the best mitigation of risk is have the most advanced technology. And we can play at the top table—there is always room at the top if you're the best. And this is a technology race and I think that's what differentiates Tesla. Tesla recognizes this is a technology play. Lucid recognizes this and I don't see that with some of the traditional car companies. You know even just last week, Jaguar announced that it had cancelled the XJ electric car program. So I wish the traditional automakers would come soon. I actually welcome the competition. I don't see it as a threat. I'm confident in our tech.

BRAD SMITH: And certainly, with regard to what we've seen from competitors in the past and in Tesla notably. And you know this from being one of the top 2 executives that were over there previously and that it is a heavy cash burn business in the early days. And so how do you combat that later on? Do you anticipate having to take on more capital and at what point?

PETER RAWLINSON: We do, because unashamedly, we recognize this is a capital-intensive business. We believe in vertical integration of the manufacturing because this is too critical a process to entrust to a third party. In any case, someone has to pay for it in the end. If you outsource it, it will kill you with margins. It's a false economy, so why not control it and have control of your destiny. The other capital-intensive. businesses what you see here today. This isn't an artificial backdrop, I'm actually in our flagship store in Beverly Hills and the car is real behind me. This is an example of our customer experience; a studio to experience the car. So that's vertically integrated as well. But we do have second mover advantage in one area. We've partnered with Electrify America for their fast-charging network. We can leverage their 1000-volt, 350-kilowatt open source CCS combo standard. And therefore, we can go asset light in that respect and save precious capital which we can invest in R&D and the product.

BRAD SMITH: Peter, we only have about 30 seconds left here but as we think about where other players in this industry have been able to accelerate, it is entry into other markets, other countries. And so after you successfully are able to break into your lead market if you will, where do you kind of prioritize other markets, whether that be China, whether that the Europe?

PETER RAWLINSON: Home market USA first this year. Going to Europe and the Middle East next year. And then the big prize, the big goal: China.

BRAD SMITH: All right. Peter Rawlinson, who is the CEO and CTO of Lucid Motors. Peter, always a pleasure to speak with you. Once again, congratulations again to you and the team. We’ll be tracking the company very closely here.

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Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and operational metrics, projections of market opportunity, market share and product sales, expectations and timing related to commercial product launches, including the start of production and launch of the Lucid Air and any future products, the performance, range, autonomous driving and other features of the Lucid Air, future market opportunities, including with respect to energy storage systems and automotive partnerships, future manufacturing capabilities and facilities, future sales channels and strategies, future market launches and expansion, potential benefits of the proposed business combination and PIPE investment (collectively, the “proposed transactions”) and the potential success of Lucid’s go-to-market strategy, and expectations related to the terms and timing of the proposed transactions. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Lucid’s and CCIV’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lucid and CCIV. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transactions or that the approval of the shareholders of CCIV or Lucid is not obtained; the outcome of any legal proceedings that may be instituted against Lucid or CCIV following announcement of the proposed transactions; failure to realize the anticipated benefits of the proposed transactions; risks relating to the uncertainty of the projected financial information with respect to Lucid, including conversion of reservations into binding orders; risks related to the timing of expected business milestones and commercial launch, including Lucid’s ability to mass produce the Lucid Air and complete the tooling of its manufacturing facility; risks related to the expansion of Lucid’s manufacturing facility and the increase of Lucid’s production capacity; risks related to future market adoption of Lucid’s offerings; the effects of competition and the pace and depth of electric vehicle adoption generally on Lucid’s future business; changes in regulatory requirements, governmental incentives and fuel and energy prices; Lucid’s ability to rapidly innovate; Lucid’s ability to deliver Environmental Protection Agency (“EPA”) estimated driving ranges that match or exceed its pre-production projected driving ranges; future changes to vehicle specifications which may impact performance, pricing, and other expectations; Lucid’s ability to enter into or maintain partnerships with original equipment manufacturers, vendors and technology providers; Lucid’s ability to effectively manage its growth and recruit and retain key employees, including its chief executive officer and executive team; Lucid’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm; Lucid’s ability to manage expenses; Lucid’s ability to effectively utilize zero emission vehicle credits; the amount of redemption requests made by CCIV’s public shareholders; the ability of CCIV or the combined company to issue equity or equity-linked securities in connection with the proposed transactions or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and the impact of the global COVID-19 pandemic on Lucid, CCIV, the combined company’s projected results of operations, financial performance or other financial metrics, or on any of the foregoing risks; and those factors discussed in CCIV’s final prospectus dated July 30, 2020 and the Quarterly Reports on Form 10-Q for the quarters ended July 30, 2020 and September 30, 2020, in each case, under the heading “Risk Factors,” and other documents of CCIV filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Lucid nor CCIV presently know or that Lucid and CCIV currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Lucid’s and CCIV’s expectations, plans or forecasts of future events and views as of the date of this communication. Lucid and CCIV anticipate that subsequent events and developments will cause Lucid’s and CCIV’s assessments to change. However, while Lucid and CCIV may elect to update these forward-looking statements at some point in the future, Lucid and CCIV specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Lucid’s and CCIV’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Proposed Transactions and Where to Find It

The proposed transactions will be submitted to shareholders of CCIV for their consideration. CCIV intends to file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) which will include preliminary and definitive proxy statements to be distributed to CCIV’s shareholders in connection with CCIV’s solicitation for proxies for the vote by CCIV’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Lucid’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, CCIV will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. CCIV’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with CCIV’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about CCIV, Lucid and the proposed transactions. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by CCIV, without charge, at the SEC's website located at www.sec.gov or by directing a request to CCIV.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

CCIV, Lucid and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from CCIV’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of CCIV’s shareholders in connection with the proposed transactions will be set forth in CCIV’s proxy statement/prospectus when it is filed with the SEC. You can find more information about CCIV’s directors and executive officers in CCIV’s final prospectus filed with the SEC on July 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Trademarks

This communication contains trademarks, service marks, trade names and copyrights of Lucid, CCIV and other companies, which are the property of their respective owners.

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